Exhibit 99.4

LEADING BRANDS, INC.

Management’s Discussion & Analysis

For the three months ended May 31, 2018

July 16, 2018

The following information should be read in conjunction with Leading Brands, Inc.’s (the “Company”) February 28, 2018 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The condensed interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands, Inc. (the “Company”) and its former subsidiaries were previously involved in the development, marketing and distribution of the Company’s beverage brands. As of September 18, 2017, the Company decided to exit the beverage business and pursue the production of film, television and gaming content via the acquisition of Liquid Media Group (“Liquid”) pursuant to a plan of arrangement (“Arrangement”). To clear the way for this transaction, the Company concurrently disposed of its remaining legacy beverage assets. The transaction has not yet been finalized.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information in this report are tables calculating EBITDAS and Total Net Working Capital.

Overall Performance

Net comprehensive loss decreased by $569,576 to $(263,202) for the quarter ended May 31, 2018 from a net comprehensive loss of $(832,778) in the comparable quarter last year. This change principally occurred due to the Company’s loss on the discontinued legacy beverage operations. The discontinued operations in the quarter ended May 31, 2017 included the Company’s legacy beverage operations with no impact in the current quarter as the legacy beverage operating entities have been disposed in the prior year. The Company’s continuing operations that are presented for the current quarter and the prior quarter represent the results of the parent company, Leading Brands Inc.

Results of Operations: Three Month Results

General and Administration Expenses

For the quarter ended May 31, 2018, general and administration expenses increased by $168,066 to $269,807 compared to $101,741 recorded in the comparable quarter of the prior year primarily as a result of the following:

•	Increased legal and public company expenses of $48,416; and

•	Increased consulting fees and administrative costs of $108,220.

Depreciation

For the quarter ended May 31, 2018, depreciation expense increased by $521 to $784 compared to $263 recorded in the comparable quarter of the prior year. The increase in depreciation expense for the three months ended May 31, 2018 compared to the same period last year is attributable to the acquisition of computer equipment in the quarter ended May 31, 2018. The Company also recognized depreciation expense within discontinued operations.

Interest Income

For the quarter ended May 31, 2018, interest income decreased by $7,450 to $1,927 compared to $9,377 recorded in the comparable quarter of the prior year. The decrease in interest income for the three months ended May 31, 2018 compared to the same period last year is attributable lower cash balances held in term deposits compared to the balances held in the quarter of the prior year.

Change in Fair Value of Derivative Liability

For the quarter ended May 31, 2018, the change in the fair value derivative liability increased by $3,255 to $5,462 compared to $2,207 recorded in the comparable quarter of the prior year. The change in the derivative liability for the three months ended May 31, 2018 compared to the same period last year is attributable to the change in the assumptions applied to estimate the fair value of non-employee stock options through use of the Black-Scholes Model.

Discontinued Operations

Net loss from discontinued operations decreased by $742,358 to $nil for the quarter ended May 31, 2018 from a net loss of $(742,358) in the comparable quarter last year. The decrease in the net loss from discontinued operations for the three months ended May 31, 2018 compared to the same period last year is attributable to the losses associated with the Company’s legacy beverage operations, in which the former subsidiaries were disposed by the Company in September 2017.

Summary of Quarterly Results

	May 31 (Q1)		February 28/29 (Q4)		November 30 (Q3)		August 31 (Q2)
	2018	2017	2018	2017	2017	2016	2017	2016
Net sales / revenue from continuing operations	$—	$—	$—	$—	$—	$—	$—	$—
Net loss from continuing operations	($263,202)	($90,420)	($277,004)	($183,529)	($352,307)	($143,991)	($110,754)	($224,644)
Net income (loss) from discontinued operations	$—	($742,358)	$—	($1,500,057)	($1,193,334)	($4,829,063)	($620,972)	$76,720
Net income (loss)	($263,202)	($832,778)	($277,004)	($1,683,586)	($1,545,641)	($4,973,054)	($731,726)	($147,924)
Loss per share, basic – continuing operations	($0.09)	($0.03)	($0.10)	($0.07)	($0.13)	($0.05)	($0.04)	($0.08)
Earnings (loss) per share, basic – discontinued operations	$—	($0.27)	$—	($0.54)	($0.43)	($1.72)	($0.22)	$0.03
Loss per share, diluted - continuing operations	($0.09)	($0.03)	($0.10)	($0.07)	($0.13)	($0.05)	($0.04)	($0.08)
Earnings (loss) per share, diluted - discontinued operations	$—	($0.27)	$—	($0.54)	($0.43)	($1.72)	($0.22)	$0.03

Other Information

EBITDAS	Quarter ended May 31, 2018	Quarter ended May 31, 2017
Net loss from continuing operations	$(263,202)	$(90,420)
Interest, net	(1,927)	(9,377)
Depreciation	784	263
Stock based compensation expense	—	—
Income taxes	—	—

EBITDAS	$(264,345)	$(99,534)

Related Party Transactions

	Quarter ended May 31, 2018	Quarter ended May 31, 2017
i) Incurred marketing consulting services with a company related by a director in common, Ralph McRae	$—	$2,813
ii) Incurred management service fees with a company related by an officer in common, Ralph McRae	$10,000	$—
iii) Incurred bottling services from a company related by a director in common, Ralph McRae	$—	$51,598

Cash flows

Cash provided by (used in):	Quarter ended May 31, 2018	Quarter ended May 31, 2017	Change
Operating activities	$(220,650)	$(682,461)	$461,811
Investing activities	$(2,084)	$5,628	$(7,712)
Financing activities	$—	$—	$—

During the quarter, cash used in operating activities increased by $461,811 compared to the same period of the prior year. The cash flow deficit from operating activities represents cash flows from net losses, excluding expenses not affecting cash, principally depreciation in addition to net changes in non-cash balances relating to operations.

Cash used for investing activities increased by $7,712 to $(2,084) for the three months ended May 31, 2018 compared to investing proceeds of $5,628 generated in the quarter of the prior period. During the three months ended May 31, 2018, the Company invested $2,084 in the acquisition of computer equipment. During the three months ended May 31, 2017, the Company invested $5,372 in the acquisition of intangible assets, which was offset by $11,000 in proceeds on the sale of two Company vehicles.

Cash utilized for financing activities was $nil during the quarter ended May 31, 2018 and 2017, respectively.

Liquidity and Capital Resources

Net working capital has decreased by 25% from the prior year ended February 28, 2018. As at May 31, 2018, the Company has net working capital of $ 795,564 ($1,060,066 at February 28, 2018).

Total Net Working Capital	May 31, 2018	February 28, 2018
Total Current Assets	$1,212,612	$1,450,495
Less: Total Current Liabilities	(417,048)	(390,429)

Total Net Working Capital	$795,564	$1,060,066

Considering the positive net working capital position, including the cash on hand at May 31, 2018, the Company believes that it has sufficient working capital.

Contractual Obligations

The following table presents our contractual obligations as of May 31, 2018:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations	$112,817	$112,817	$—	$—	$—
Purchase obligations	—	—	—	—	—
Total	$112,817	$112,817	$—	$—	$—

Risks and Uncertainties

The types of risks and uncertainties that may affect the Company are included in the February 28, 2018 annual Management’s Discussion and Analysis.

Credit Risk

Credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 9 of the condensed interim consolidated financial statements. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources.

Market risk

Currency risk

The Company engages in professional services and other general administration expenses in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to these payable balances denominated in U.S. Dollars as well as the Company’s cash balance held in U.S. dollars. The Company has not hedged its exposure to currency fluctuations.

As at May 31, 2018, all other factors being equal, a 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $550 on net earnings for the year. A 5% U.S.-to-Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk

As at May 31, 2018, the Company held no debt such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which are classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 5 for the fair valuation impact of the derivative liability in the period.

Disclosure of Outstanding Share Data

At July 16, 2018, the Company had 2,802,412 issued and outstanding common shares, 665,000 issued and outstanding stock options, all of which were vested.

Off-Balance Sheet Arrangements

As at May 31, 2018, the Company did not have any off-balance sheet arrangements.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the former Principal Financial Officer, together with other members of the former management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its former consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of the quarter ended May 31, 2018. Due to the loss of accounting staff in the fiscal year ended February 28, 2018, as well as the resignation of Ms. Fei Xu in March 2018, management identified a material weakness related to segregation of duties and retained an external accounting firm to provide financial and accounting services to the Company pending the completion of the Liquid transaction.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

•	business objectives, goals and strategic plans;

•	operating strategies;

•	expected future revenues, earnings and margins;

•	anticipated operating, selling and general and administrative costs;

•	availability of raw materials, including water, sugar, cardboard and closures and flavoring;

•	effects of seasonality on demand for our products;

•	anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;

•	anticipated contribution to earnings in the current year from investment in new product development;

•	our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2018;

•	anticipated capital expenditures; and

•	anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.